Pricing Supplement Dated 7/22/2013	Rule 424 (b) (3)
(To Prospectus Dated June 28, 2013)	File No. 333-178919

Ally Financial Inc.

Demand Notes - Floating Rate

Annual Yield:	1.35%
Effective Dates:	7/22/2013 through 7/28/2013